CASCADIAN THERAPEUTICS, INC.

2601 Fourth Ave., Suite 500

Seattle, Washington 98121

(206) 801-2100

May 22, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ruairi J. Regan

Re:	Cascadian Therapeutics, Inc.
Registration Statement on Form S-3
Filed May 8, 2017
File No. 333-217773

Via EDGAR - Acceleration Request

Requested Date:	May 23, 2017

Requested Time:	4:00 p.m. EST

Ladies and Gentlemen:

Cascadian Therapeutics, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

Sincerely,

CASCADIAN THERAPEUTICS, INC.

By:	/s/ Julie Eastland
Julie Eastland
Chief Financial Officer, Chief Business Officer and Secretary